SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

ELTEK LTD.
(Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant) By: /s/ Amnon Shemer —————————————— Amnon Shemer Chief Financial Officer

Date: August 29, 2007

ELTEK Ltd.
Amnon Shemer, CFO
+972-3-9395023
amnons@eltek.co.il

Eltek Announces Second Quarter 2007 Financial Results

PETACH-TIKVA, Israel, August 29, 2007 (BUSINESS WIRE) – Eltek Ltd., the leading Israeli manufacturer of advanced flex-rigid circuitry solutions, today announced its financial results for the second quarter of 2007.

Second – Quarter 2007:

Eltek reported revenues for the three months ended June 30, 2007 of $ 8.6 million compared with $ 9.6 million for the second quarter of 2006. The decrease in revenues is attributable to reduced sales to the Company’s largest customer, who notified the Company towards the end of the quarter that it was terminating production for its principal product as such product reached the end of its lifecycle. Revenues from this customer declined to $ 840,000 in the three months ended June 30, 2007 from $ 2.4 million in the three months ended June 30, 2006. Excluding sales to this single large customer, second quarter revenues increased by $ 620,000. The Company expects that its revenues will continue to be impacted by the loss of sales to this customer in the third quarter, but expects an improvement in its operations in the fourth quarter of 2007 and has already intensified marketing efforts to increase sales in the European and the U.S. markets.

The Company incurred a loss for the second quarter of $ 171,000, or ($ 0.03) per fully diluted share compared with net income of $ 465,000, or $ 0.07 per fully diluted share for the same quarter in 2006. The loss is mainly attributable to the aforementioned reduction in sales.

First Six-Months 2007:

Revenues for the six-month period ended June 30, 2007, were $ 18.8 million compared with revenues of $ 18.9 million for the comparable period in 2006.

Net income for the six-month period ended June 30, 2007 was $ 395,000, or $ 0.06 per fully diluted share, compared with a net income of $ 1.1 million or $ 0.19 per fully diluted share for the same period in 2006. The decrease in net income is mainly attributable to the weakness of the U.S. dollar compared to the NIS, as the majority of our revenues is U.S. dollar denominated, while a significant portion of our expenses is denominated in NIS.

EBITDA:

In the second quarter of 2007, Eltek had EBITDA of $ 575,000 compared to EBITDA of $ 1.1 million in the second quarter of 2006. In the first six months of 2007, Eltek had EBITDA of $ 1.8 million compared with EBITDA of $ 2.5 million in the same period in 2006.

ELTEK uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes, depreciation and amortization. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company’s business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP.

Effective January 1, 2007, The Company’s consolidated financial statements have been prepared in accordance with U.S. GAAP, and the Company’s reporting currency has been changed from NIS to U.S. dollars. The financial statements for all years (or periods) presented are translated into the reporting currency using the current rate method. Under this method, the income statement and the cash flow statement items for each year (or period) are translated into the reporting currency using the rates in effect at the date of the transactions, and assets and liabilities are translated using the exchange rate at the end of that year (or period), except for equity accounts which are translated using historical exchange rates. All resulting exchange differences, which do not affect the Company’s earnings, are reported in the accumulated other comprehensive income as a separate component of shareholders’ equity. In the case of a change in reporting currency, this method of translation results in the financial statements of prior years (or periods) presented for comparison being translated as if the reporting currency used in the current year (or period) had been used for at least all periods shown. The Company believes that presenting the financial statements in U.S. dollars and under US-GAAP delivers more meaningful and relevant financial information to its shareholders.

Management Comments:

“As previously outlined, a number of factors resulted in our lower revenues and earnings in the second quarter of 2007,” said Arieh Reichart, President and Chief Executive Officer of Eltek. “The earlier than anticipated termination of PCB production for our largest customer’s principal product as it reached the end of its lifecycle, reduced second quarter 2007 revenues by more than $ 1.6 million compared to the second quarter of 2006. The weakness of the U.S. dollar compared to the NIS also negatively affected second quarter results. Also worth mentioning is the 11% lower number of working days in the second quarter compared to the first quarter of 2007 due to holidays.”

“However, excluding sales to this single large customer, second quarter revenues continued their healthy year – over – year organic growth pattern, reflecting the breadth of our customer base and increased penetration into new territories and tier-one customers. We expect this trend of revenues growth, excluding the impact of sales to the large customer, to continue in the third quarter of 2007 as well.”

Mr. Reichart continued, “While the end-of-life notice will have an adverse impact on our third quarter overall financial performance, as we announced a month ago, we expect an improvement in net income in the fourth quarter of 2007.”

Mr. Reichart concluded, “We see tremendous long-term growth opportunities for Eltek in the global high-end PCBs market. I am very optimistic that we will be able to announce multiple long – term serial – production wins with very large customers in the coming months.”

Amnon Shemer, CFO of Eltek added “Excluding the inevitable impact of the decline in sales to this single large customer, we managed in the first six months of 2007 to increase our revenues from other customers by $ 2.3 million. In Q2 we also managed to continue to generate positive cash flow from operations, with EBITDA of $ 575,000 in the second quarter, and $ 1.8 million in the first six months of 2007, reflecting the strength of our business model and financial position.”

Mr. Shemer continued: “The significant devaluation of the U.S. dollar against the NIS continued to have a negative impact on our operating margins, as the average exchange rate between the NIS and the U.S. dollar in the second quarter of 2007 was 9.2% lower than that of the second quarter of 2006.”

“In the first six months of 2007 we invested $ 1.7 million in machinery and infrastructure for further capacity ramp-up. We continue with the capacity expansion as planned and expect to have an increasingly positive impact on our production processes and efficiencies towards the end of 2007 and onwards “. Mr. Shemer concluded.

About the Company

Eltek is Israel’s leading manufacturers of printed circuit boards (“PCB”), the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multi-layered and flex-rigid boards. Eltek’s technologically advanced circuitry solutions are used in today’s increasingly sophisticated and compact electronic products. For more information, visit Eltek’s internet site at www.eltekglobal.com.

Forward Looking Statement:

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company’s Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Eltek ltd.
Consolidated Statements of Operations
(In thousands US$, except per share data)

	Year ended December 31,	Six months ended		Three months ended
		June 30,		June 30,
	2006	2006	2007	2006	2007
	Audited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	39,045	18,855	18,816	9,568	8,593
Costs or revenues	(30,557)	(14,938)	(15,210)	(7,688)	(7,135)

Gross profit	8,487	3,917	3,606	1,880	1,458

Research and development Expenses, net	(154)	(67)	(83)	(33)	(54)

Selling, general and administrative expense	(5,580)	(2,469)	(2,837)	(1,276)	(1,411)

Amortization of goodwill	(473)	0	0	0	0

Operating income (loss)	2,281	1,380	686	571	(7)

Financial expenses,net	(538)	(274)	(279)	(112)	(164)

Income before other income (loss), net	1,743	1,107	407	459	(171)

Other income (expenses), net	5	7	4	9	0

Income (loss) before tax expenses	1,748	1,114	411	468	(171)

Taxes on income	(158)	0	0	0	0

Income (loss) after taxes on income	1,590	1,114	411	468	(171)

Minority interest	60	(8)	(16)	(3)	(0)

Net income (loss) for the period	1,650	1,106	395	465	(171)

Basic earnings (loss) per 1 ordinary share	0.29	0.20	0.07	0.08	(0.03)

Diluted earnings (loss) per 1 ordinary share	0.24	0.16	0.06	0.07	(0.03)

Weighted average shares used to compute
basic net earnings per share (in thousands)	5,617	5,611	5,876	5,614	6,128

Weighted average shares used to compute
diluted net earnings per share (in thousands)	6,954	7,021	6,625	7,023	6,128

Eltek ltd.
Consolidated Statements of Operations
(In thousands US$)

	December 31,	June 30,
	2006	2006	2007
	Audited	Unaudited	Unaudited

Assets

Current assets
Cash and cash equivalents	2,030	1,378	2,522
Receivables: Trade	7,707	7,258	8,105
Other	261	226	281
Inventories	3,766	3,692	3,950
Prepaid expenses	192	385	215

Total current assets	13,956	12,939	15,073

Deferred taxes	-	163	0

Severance benefits	1,106	1,126	1,178

Property and equipment, net	8,143	7,111	8,671

Goodwill	903	1,353	922

Total assets	24,108	22,692	25,844

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current maturities of long-term debts	2,776	3,635	3,435
Trade payables	5,941	5,910	6,396
Other liabilities and accrued expenses	3,114	2,757	3,151
Convertible note	436	415	-

Total current liabilities	12,267	12,717	12,982

Long-term liabilities
Long term debt, excluding current maturities	3,068	1,855	3,331
Employee severance benefits	1,187	1,282	1,211

Total liabilities	16,522	15,854	17,524

Minority interests	311	377	334

Shareholders' equity

Ordinary shares, NIS 0.6 par value authorized
50,000,000 shares, issued and outstanding 6,609,807 as
of June 30, 2007, 5,624,011 as of June 30, 2006 and
5,624,011 as of December 31, 2006	1,236	1,236	1,384
Additional paid-in capital	14,152	14,152	14,328
Cumulative translation adjustment related to change in reporting currency	1,671	1,371	1,609
Cumulative foreign currency translation adjustments	416	446	470
Capital reserve	695	695	695
Accumulated deficit	(10,895)	(11,439)	(10,500)

Total shareholders equity	7,275	6,461	7,986

Total liabilities and shareholders equity	24,108	22,692	25,844

Non-GAAP Earnings Reconcilliations

	Year ended December 31,	Six months ended		Three months ended
		June 30,		June 30,
	2006	2006	2007	2006	2007
	Audited	Unaudited	Unaudited	Unaudited	Unaudited

GAAP net income (loss)	1,650	1,106	395	465	(171)
Add back items:

Financial expenses, net	538	274	279	112	164
Tax expenses	158	0	0	0	0
Amortization of goodwill	473	0	0	0	0
Depreciation	2,330	1,109	1,159	552	582

Adjusted EBITDA	5,148	2,489	1,833	1,129	575